Via Facsimile and U.S. Mail
Mail Stop 4720

March 25, 2010

Frank A. D'Amelio
Senior Vice President and
Chief Financial Officer
Pfizer, Inc.
235 East 42nd Street
New York, New York 10017-5755

Re: Pfizer, Inc
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 001-03619

Dear Mr. D'Amelio:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13. 2009 Financial Report

Financial Review
Industry Specific Challenges
The Loss or Expiration of Intellectual Property Rights, page 3

1. In light of the Lipitor patent expiring in March 2010 and the significance to your revenue stream, please revise to disclose the expected effect of the patent expiration on your financial position, results of operations and capital resources.

Frank A. D'Amelio
Pfizer, Inc.
March 25, 2010
Page 2

Consolidated Financial Statements
Notes To Consolidated Financial Statements
3. Other Significant Transactions and Events

A. Formation of ViiV, an Equity Method Investment, page 59

2. Please tell us the facts and circumstances giving rise to the recognition of the $482 million gain on the formation of this entity. Tell us, citing specific authoritative literature, how the accounting complies with GAAP.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant